

July 13, 2012

Via E-mail
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada

> **Re:** **Novus Robotics Inc.**
> **Amendment No 1. to Form 8-K**
> **Filed June 29, 2012**
> **File No. 000-53006**

Dear Mr. Paolucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Share Exchange Agreement, page 2

1.   We note your revised disclosures in response to prior comment 1. Please revise to disclose the consideration paid and received, including the $262,000 payment mentioned in the third recital to the Rescission Agreement that you filed with your Form 8-K on February 3, 2012. Also, please tell us the identity of the "certain individuals" who received the notes mentioned in the last paragraph on page 2 and their relationship to you.

2.   Your response to prior comment 2 and revised disclosures do not address each of the questions raised in the comment. Accordingly, please revise your disclosure to address each of the questions raised in the prior comment or provide us a response that does so. If your disclosure in response to this comment is not consistent with your previous press statements regarding when the registrant acquired its current business and management, please tell us the reasons for the inconsistency. We note for example your December 5,

2011 press release indicating that D&R Technology was a wholly owned subsidiary of Ecoland at that time.

Termination Agreement, page 3

3.   We note your revised disclosure in response to prior comment 2. Please further revise to clarify the "intent and strategic goals" of the parties and explain why the Stock Purchase Agreement did not reflect the intent and goals.

Certificate of Amendment, page 3

4.   Please expand your response to prior comment 3 to tell us why you believe that your common stock is not registered under Section 12 of the Exchange Act. We note your Form 8-A filed January 7, 2008.

Description of Business Operations, page 4

5.   We note your revised disclosures in response to prior comment 5. Please revise the third paragraph under the "General" heading on page 4 to clarify, if true, that you produce spare parts for the manufacturing equipment you design as opposed to spare parts for automobiles. Similarly, please clarify, if true, that you provide maintenance and repairs for the manufacturing equipment you design as opposed to maintenance and repairs of automobiles.

6.   We note your response to prior comments 8 and 13; however, it remains unclear what you produce. You state on page 6 that you "machine remaining parts as required." On page 7 you refer to "any" novel aspects of your technology. Please revise to clarify what you do. For example, do you resell systems created by third-party suppliers? What do you add to the third-party-supplied products that customers could not obtain by purchasing directly from those suppliers? What part of the system do you "machine"?

Industry, page 4

7.   We note your response to prior comment 14; however, it appears that at least one of the sources you cite reflects sales slowing in at least one month. Therefore, it is unclear why you believe it is appropriate to characterize the industry as "steadily growing." Also, it is unclear how you addressed the part of the comment that asked you to provide us support for your statements about your competitive pricing. Please provide us the materials on which you rely.

Property, page 6

8.   Please disclose when the lease expires, and file the lease as an exhibit.

Marketing, page 6

9.   Please reconcile your response to prior comments 6 and 7 that you do not have written agreements other than purchase orders with your press statements regarding contracts, including your statements regarding the $1.2 million contract with Johnson Controls on December 3, 2011 and the contract with Toyota Boshoku on December 8, 2011. File material contracts as exhibits as required by Regulation S-K Item 601, and revise your disclosure regarding your "current relationships" to clarify the nature of the relationships.

Intellectual Property, page 7

10.   We note your revised disclosure on page 10 in response to prior comment 10. Please revise your disclosure under the "Intellectual Property" heading to explain your reliance on licenses for the automated control portion of your system. Please also revise to identify the licensors and summarize material terms of the licenses. From your disclosure, it should be clear how you have the right to resell the intellectual property you license. If the licenses are oral contracts, say so clearly in your disclosure; also refer to the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations Question 146.04 available on the Commission's website, and file a written description of these arrangements.

Risk Factors, page 8

11.   Refer to your response to prior comment 28. Please add appropriate risk factor disclosure to describe the risks to your common stockholders created by your ability to issue preferred stock.

12.   Please add appropriate risk factor disclosure to address the conclusions about your disclosure controls and procedures and internal control over financial reporting mentioned in your latest Form 10-Q.

The corporation purchases key components, page 10

13.   From your response to prior comment 42, it appears that you do not have any contracts with the suppliers of your key components. If so, please say so directly in this risk factor.

Management Discussion and Analysis…, page 15

14.   We note your response to prior comment 18 and the revisions made as a result. However, the discussion and analysis of your results of operations and liquidity and capital resources still does not provide investors with a thorough analysis or explanatory view of the company's financial statements as seen through the eyes of management. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the

nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and / or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. Your revised analysis should discuss the underlying material causes of the factors described as well as the impact of any referenced factors on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003). Your revised Management Discussion and Analysis should, without limitation:

- disclose separately the portion of the increased revenue that was from product sales;
- disclose separately the portion of the increased revenue that resulted from an increase in the volume of services, and describe the nature of those services;
- disclose separately the portion of the increased revenue that resulted from the disclosed increase in the rate you charge for services, and describe the nature of those services;
- describe what management "efforts" resulted in the sales increase;
- discuss the magnitude of material projects that ended during the period and that will end in future periods, including when material future projects will end;
- describe the extent that your facilities were previously idle and the extent of current utilization; and
- discuss the extent of your revenue from the "medical robotics, personal robotic devices and water treatment industry" that you disclose on page 4 you are currently serving. If the applications are material, please expand your business disclosure to fully address them as required by Regulation S-K Item 101.

15. In a related matter, note a good discussion of liquidity and capital resources focuses on how a company has been able to meet its cash requirements in historical periods through a thorough analysis of the statements of cash flows and discussions of how the company expects to meet future cash requirements. Please amend this Form 8-K to include the liquidity and capital resources disclosures in Management's Discussion and Analysis that are required by Items 303(a)(1) and (a)(2) of Regulation S-K. In this regard, your revised disclosures should focus on the reasons for material changes in the underlying drivers of your working capital changes rather than merely stating amounts identified on the face of the balance sheet and statement of cash flows in order to provide a sufficient basis for a reader to understand and analyze changes in your liquidity and capital resources. Your disclosure also should address the ability of your business to generate adequate amounts of cash to meet the enterprise's need for cash on both a short-term and long-term basis.

16. Refer to your revised disclosure on page 17 in response to prior comment 21. In an appropriate section of your document, please describe the process for "being accepted as a global prototype supplier," when you started the process, your status within the process, and the consequences of being accepted. Please also disclose when you were "recently accepted for global work" and the consequence of being so accepted, including whether the relevant customers are contractually obligated to purchase products or services from

you. Also tell us whether you are achieving the growth rate and level of business necessary to achieve the projections.

17.   Please apply the guidance in this letter and in our letter to you dated May 17, 2012 to revise the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q that you filed on May 17, 2012.

Significant Accounting Policies, page 17

18.   We note your response to prior comment 19. We further note that your revised disclosures are labeled "significant accounting policies" and relate to recent accounting pronouncements or are just "boiler plate" accounting policy disclosures rather than disclosures of your critical accounting policies and estimates. As previously requested, please revise your Management's Discussion and Analysis to disclose your critical accounting estimates. Accounting estimates or assumptions are considered critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. In order to provide readers with a greater insight into the quality and variability of the significant estimates and assumptions that are used by management in the preparation of its financial statements, please amend this Form 8-K to include a discussion of your critical accounting estimates. Your revised disclosures in responses to this comment should not just repeat the significant accounting policy disclosures that are included in Note 2 of your financial statements. Refer to SEC Release 34-48960 (December 19, 2003). Please also consider this matter when preparing future Exchange Act filings.

Security Ownership…, page 18

19.   We note your response to prior comment 23. In light of your revised disclosure in footnote 2 on page 19, please tell us why the common shareholdings of D Mecatronics is not reflected in the first, second and fourth rows of the table.

20.   We note your response to prior comment 24; however, you have not provided the requested reconciliation. Accordingly, please show us how you reconcile the disclosure in this section with the beneficial ownership disclosure in your last Form 10-K and the information in your affiliates' statements required by Section 16 of the Exchange Act.

Executive Officers and Directors, page 19

21.   We note your revised disclosure in response to prior comment 25; however your revisions do not indicate clearly that you have provided for each individual the information required by Regulation S-K Item 401(e) for periods addressed in that item. For instance, it is unclear whether Mr. Paolucci has been employed since leaving D&R

Technologies in 2004. Also state clearly the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of the registrant's business and structure.

Certain Relationships and Related Transactions, page 22

22.   We note your response to prior comment 26; however, your disclosure does not reflect the applicable reporting threshold in Regulation S-K, Item 404(d)(1) nor the applicable time periods covered by Instruction 2 to Regulation S-K, Item 404(d). Please revise your disclosure accordingly.

Description of Securities, page 22

23.   Please expand your response to prior comment 30 to explain to us whether you have access to the registrant's corporate records and transfer agent records. If not, please provide us your analysis of the materiality of the risks created by your lack of records. In addition, please provide us your analysis of whether you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act.

Description of Common Stock, page 23

24.   We note your revised disclosure in response to the second sentence of prior comment 31. Please further revise to briefly describe the subject matter of Article Seventh and Eighth and to address the 60% vote required by Article Seventh.

Market Price and Dividends, page 26

25.   We note your revised disclosure in response to prior comment 29. Please explain to us how you calculated the 20 million share approximation and how you considered the effect of Rule 144(i) in reaching this total.

26.   Please address that part of prior comment 32 that sought disclosure of the information required by Regulation S-K Item 201(a)(1)(iii).

Exhibit 99.1

D&R Technologies Inc. Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 6. Income Taxes, page F-10

27.   We note your response to prior comment 36 and expanded disclosure provided herein. However, we reiterate that you explain to us the purpose of the information in this note. For example, it is not clear how the "estimated effective tax rates" of 15.5% and 16% (for

2011 and 2010, respectively) were determined. Based on your prior Note 6 disclosures, your "expected" tax rates were 28% (2011) and 31% (2010). Presumably, this represents the Canadian statutory income tax. Please tell us what sources were used to obtain each of these rates. Further and as previously requested, please revise the filing to disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Also, disclose the <u>estimated amount and the nature of each significant reconciling item</u>. Refer to the disclosure requirements of FASB ASC 740-10-50-12.

Exhibits

28. We note your response to prior comment 40. Please file copies of the final, signed versions of the contracts required by Regulation S-K, Item 601 including, without limitation, the Share Exchange Agreement and the Rescission Agreement.

29. We note your response to prior comment 41. Please tell us when you will file the complete copy of your Articles of Incorporation. Include the Certificates of Designation mentioned on pages 23 and 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Diane Dalmy, Esq.